June 28, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	John Coleman
Craig Arakawa

Re:	Snow Lake Resources Ltd. Form 20-F for the Fiscal Year Ended June 30, 2023 Filed October 31, 2023 File No. 001-41085

Ladies and Gentlemen:

We hereby submit the response of Snow Lake Resources Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated June 28, 2024, providing the Staff’s comments with respect to the Company’s Form 20-F for the fiscal year ended June 30, 2023 (the “Annual Report”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F/A for the Fiscal Year Ended June 30, 2023

General

1.

We note your response to comment 4. Among other items in your response, you state that you no longer consider the Snow Lake Lithium project to be material, and that the project does not have the scale, size, grade or project economics to make it an attractive development project. We further note that you significantly reduced spending on the project based on your belief that expending any additional funds on continued exploration on the project would not create any shareholder value. We understand that you will assess the property for impairments in Q4 with the potential for a significant write-down of the asset and are focused on pursuing other projects.

Considering the foregoing, please reconcile your response with certain language contained in your press releases. For example, under the “About Snow Lake Resources Ltd” caption in Exhibit 99.1 of your Form 6-K filed June 21, 2024, you include language regarding the Snow Lake Property that appears to be contrary to your response, such as the “Snow Lake Lithium Project being an advanced stage exploration project” …and that you “are focused on advancing all projects.” In light of your response to comment 4, please tell us if this language will be revised.

Additionally, considering the previous significant expenditures on the Snow Lake Lithium Project, please tell us your plans, if any, for communicating with shareholders regarding your assessment of materiality of the project. For example, tell us if you anticipate filing a 6-K with respect to the status of the project.

U.S. Securities and Exchange Commission June 28, 2024

Response: The Company respectfully acknowledges the Staff’s comment and would respectfully like to advise Staff that moving forward, the language under the “About Snow Lake Resources Ltd.” section will be revised as follows:

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba and the Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba.

The current focus of the Company is advancing the exploration of its two uranium projects to supply the minerals and resources needed for the clean energy transition, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakelithium.com.

The Company would also respectfully like to advise Staff that the Company will be filing a press release, which will be furnished on Form 6-K, that will comprehensively detail the assessment of materiality and the status of the Snow Lake Lithium Project to our shareholders as soon as we clear all comments on the Form 20-F, as amended, for the fiscal year ended June 30, 2023.

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Frank Wheatley, Chief Executive Officer Snow Lake Resources Ltd.